Exhibit 99.1

Press release Brussels / 07 May 2020 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 1Q20 versus the same period of last year. For important disclaimers and more information on 2019 Restated, please refer to page 17.

Anheuser-Busch InBev reports First Quarter 2020 Results

BUSINESS UPDATE IN LIGHT OF THE GLOBAL COVID-19 PANDEMIC

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The COVID-19 pandemic presents unprecedented challenges for societies, governments and businesses across the world. The health and safety of our colleagues continues to be our first priority and we are doing our part globally to help our communities, support our partners and connect with our consumers in new ways.

•	Our business started the year with good momentum and delivered volume growth of 1.9% in the first two months of the year excluding China, where the COVID-19 outbreak began in late January.

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The impact of COVID-19 on our global results increased significantly toward the end of the quarter. Consequently, in 1Q20 our total volume declined by 9.3% and by 3.6% excluding China. Revenue declined by 5.8% while revenue per hl grew by 3.9%. EBITDA of 3 949 million USD represents a decline of 13.7%, with margin contraction of 331 bps to 35.9%.

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We expect that the impact on our 2Q20 results will be materially worse than in 1Q20. This has already become evident in our April 2020 global volumes, which declined by approximately 32%, primarily driven by the closure of the on-premise channel in most markets and government restrictions imposed on certain operations of ours in connection with the COVID-19 pandemic.

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Our diverse geographic footprint allows us to apply best practices from our experiences in China and South Korea to the rest of our markets, as they move through different stages of the crisis and into eventual recovery. For context, in China, our volumes declined by approximately 17% in April, an improvement from the 1Q20 decline of 46.5%.

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We have been investing in new capabilities for several years to better connect with our customers and consumers by leveraging technology, such as B2B sales and e-commerce platforms, which provide us with a structural advantage in these unique circumstances.

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We have exercised prudent financial discipline with several proactive measures, including optimizing our cost base, revising our final 2019 dividend proposal and maintaining a strong liquidity position.

KEY FIGURES

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Revenue: Revenue declined by 5.8%, materially impacted by lower volumes resulting from the COVID-19 pandemic. Revenue per hl grew by 3.9%, driven by ongoing premiumization and revenue management initiatives.

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Volume: Total volumes declined by 9.3%, with own beer volumes down 10.5% and non-beer volumes down 0.2%. Excluding China, our volumes declined by 3.6% in 1Q20 despite initial growth of 1.9% in January and February.

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Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, declined by 11.0% globally and by 17.5% outside of their respective home markets. Growth across the majority of our markets was more than offset by declines in China, which is the largest market for both Budweiser and Corona outside of their respective home markets.

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Cost of Sales (CoS): CoS was flat in 1Q20 and increased by 10.3% on a per hl basis, driven primarily by operational deleverage resulting from the impact of COVID-19 on our volumes and transactional currency headwinds.

•	EBITDA: EBITDA of 3 949 million USD represents a decrease of 13.7% in the quarter, with EBITDA margin contraction of 331 bps to 35.9%.

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Press release Brussels / 07 May 2020 / 7.00am CET

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Net finance results: Net finance costs (excluding non-recurring net finance results) were 3 160 million USD in 1Q20 compared to 366 million USD in 1Q19. The increase was predominantly due to a mark-to-market loss of 1 855 million USD in 1Q20 linked to the hedging of our share-based payment programs, compared to a gain of 951 million USD in 1Q19, resulting in a swing of 2 806 million USD.

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Income taxes: Normalized effective tax rate (ETR) decreased to -109.3% in 1Q20 from 19.6% in 1Q19, impacted by non-deductible mark-to-market losses linked to the hedging of our share-based payment programs. Excluding the mark-to-market impact linked to the hedging of our share-based payment programs, our normalized ETR was 25.9% in 1Q20 as compared to 27.5% in 1Q19.

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Profit: Normalized profit attributable to equity holders of AB InBev was -845 million USD in 1Q20 versus 2 395 million USD in 1Q19. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 015 million USD in 1Q20 as compared to 1 449 million USD in 1Q19.

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Earnings per share (EPS): Normalized EPS in 1Q20 was -0.42 USD, a decrease from 1.21 USD in 1Q19, negatively impacted by a lower profit and mark-to-market losses linked to the hedging of our share-based payment programs. Underlying EPS (normalized EPS excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.51 USD in 1Q20, a decrease from 0.73 USD in 1Q19.

Figure 1. Consolidated performance (million USD)

	1Q19	1Q20	Organic
	Restated		growth
Total Volumes (thousand hls)	131 715	119 683	-9.3%
AB InBev own beer	115 383	103 435	-10.5%
Non-beer volumes	15 440	15 383	-0.2%
Third party products	892	864	-9.2%
Revenue	12 224	11 003	-5.8%
Gross profit	7 447	6 431	-9.5%
Gross margin	60.9%	58.4%	-240 bps
Normalized EBITDA	4 801	3 949	-13.7%
Normalized EBITDA margin	39.3%	35.9%	-331 bps
Normalized EBIT	3 668	2 805	-19.7%
Normalized EBIT margin	30.0%	25.5%	-444 bps
Profit from continuing operations attributable to equity holders of AB InBev	3 450	-2 375
Profit attributable to equity holders of AB InBev	3 571	-2 250
Normalized profit attributable to equity holders of AB InBev	2 395	-845
Underlying profit attributable to equity holders of AB InBev	1 449	1 015
Earnings per share (USD)	1.80	-1.13
Normalized earnings per share (USD)	1.21	-0.42
Underlying earnings per share (USD)	0.73	0.51

Figure 2. Volumes (thousand hls)

	1Q19 Restated	Scope	Organic growth	1Q20	Organic growth
					Total Volume	Own beer volume
North America	24 522	43	-183	24 383	-0.7%	-0.7%
Middle Americas	30 513	235	-812	29 937	-2.6%	-3.1%
South America	36 268	—	-2 008	34 260	-5.5%	-7.3%
EMEA	18 147	-42	-18	18 087	-0.1%	0.2%
Asia Pacific	22 104	28	-9 351	12 781	-42.3%	-42.5%
Global Export and Holding Companies	161	—	75	236	46.8%	34.8%
AB InBev Worldwide	131 715	264	-12 297	119 683	-9.3%	-10.5%

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Press release Brussels / 07 May 2020 / 7.00am CET

MANAGEMENT COMMENTS

At AB InBev, we believe in bringing people together for a better world. Today, the world faces an extraordinary and unprecedented crisis, and our purpose has never been more relevant. We extend our immense gratitude to those on the frontlines for their commitment to keeping us and our families safe, especially the healthcare workers around the world.

Supporting our People

The health and safety of our people is our top priority. We sincerely thank all our colleagues for their resilience, dedication and agility. We especially commend the efforts of our colleagues on the ground for the work they are doing to ensure business continuity during these volatile times. We have implemented measures to protect the safety of these employees, such as strict sanitation practices, health tracking and personal protective equipment.

Helping our Communities

Our products are almost entirely sourced and brewed locally. At this time, we have not experienced any material disruption to our supply chain and continue to closely monitor the situation. Our highly localized footprint makes us deeply connected to the communities in our markets across the world. We are working closely with local governments and other stakeholders to leverage our scale, capabilities and resources to support the fight against the pandemic.

To date, we have converted our operations to produce and donate water and more than three million bottles of hand sanitizer in over 25 countries. We have mobilized our fleet of trucks to deliver food, water and medical supplies as well as contributed to the health infrastructure in certain markets, such as by helping to build public healthcare facilities in Mexico, Colombia, Brazil and Peru and by donating medical supplies, including more than three million face shields that we are manufacturing. In the US, we collaborated with our sports partners and the American Red Cross to convert stadiums and our own tour facilities into temporary blood drive centers that comply with social distancing measures.

As local pubs, bars and restaurants have closed to contain the spread of COVID-19, we have launched a series of tailored initiatives in support of these partners across 20 of our markets, including subsidizing consumer purchases of vouchers for future use, creating platforms to advertise local delivery options and offering training and rewards programs to hospitality staff.

Connecting with our Customers and Consumers

For the past several years, we have been investing in new capabilities, enabled by technology, to better connect with our customers and consumers. These initiatives are more relevant now than ever before. Growing trends, such as digital sales, e-commerce and online marketing, have accelerated dramatically in recent months.

In many of our markets, our customers can place orders online through our B2B and marketplace platforms, which were established and enhanced in recent years. Our Direct-to-Consumer e-commerce platforms, such as Zé Delivery in Brazil, Beer Hawk in the UK and Saveur Bière in France, are gaining significant traction, as are our partnerships with third party home-delivery platforms. We are also activating the power of our brands to connect with our consumers in their homes. For example, we have developed unique activities to support social distancing measures, including Michelob Ultra’s at-home fitness programs in the US, Budweiser’s e-clubbing partnerships in China and Brahma’s virtual country music concert series in Brazil, which had over three million viewers during its first live show.

We believe that the strong foundations we have built provide us with an advantaged position to capture the growth from these evolving trends.

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Leveraging our Global Footprint

Our diverse global footprint is truly an asset at this time. Our experiences and insights from China and South Korea have resulted in the development of best practices to share with our operations around the world.

The impact on our business in each of our markets is generally a function of three factors: (i) the stage of the spread of the pandemic, (ii) the maturity characteristics of the market, including on- and off-premise channel mix and (iii) the extent of social distancing measures adopted by the local government. Based on these factors, we can broadly group our markets into four clusters, facilitating best practice sharing across similar markets:

1)

Recovering Markets: Our main markets in this cluster are China and South Korea, which are showing early signs of recovery. While some channels, such as nightlife, have been more impacted than others, we are seeing steady re-openings of many of our customers since mid-March and our volume trends are improving sequentially. For context, our volume in China declined by approximately 17% in April as compared to a 1Q20 volume decline of 46.5%.

2)

Less Restrictive Developed Markets: This cluster includes markets such as the US, Canada and Western Europe, where the off-premise channel represents the majority of our sales. They continue to practice social distancing, resulting in the effective shutdown of the on-premise channel. We have seen an uplift in sales in the off-premise channel as consumers prepared to enjoy our products at home, though it is too early to determine the sustainability of this trend. We will use our learnings from the recovering markets to best service the off-premise channel, including through e-commerce, and to support the on-premise channel once it begins to reopen during recovery.

3)

Less Restrictive Developing Markets: In these markets, such as Brazil and Colombia, our operations continue under strict social distancing. We have seen a significant impact to our volumes given the relevance of the on-premise channel, which is predominately closed. One of our key priorities is to develop programs to support our on-premise channel and our traditional trade partners so they may succeed once again following this crisis.

4)

More Restrictive Developing Markets: In markets such as Mexico, South Africa and Peru, our brewery operations have been severely restricted. We continue to work with governments in this fast-changing environment and are doing our part in the fight against COVID-19. We look forward to resuming our operations when appropriate.

1Q20 Results

Our business started the year with good momentum and delivered volume growth of 1.9% in the first two months excluding China, which experienced the COVID-19 outbreak beginning in late January.

The impact of COVID-19 on our results increased significantly toward the end of the quarter. Social distancing and lockdown measures were put in place in most of our markets starting in mid-March 2020. This had a disproportionately negative effect on the on-premise channel, which represented approximately one-third of our global volume last year. The e-commerce channel has accelerated its growth meaningfully, although representing a small portion of our total volume.

Consequently, our total volume declined by 9.3% in 1Q20 and by 3.6% excluding China. The loss in volume contributed to a revenue decline of 5.8%, which was partially offset by revenue per hl growth of 3.9%. EBITDA of 3 949 million USD represents a decline of 13.7%, with margin contraction of 331 bps to 35.9%, as our bottom-line results were impacted by operational deleverage resulting from the impact of COVID-19 on our volumes and transactional currency headwinds.

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The full impact of the COVID-19 pandemic on our future results remains uncertain. We expect that the impact on our 2Q20 results will be materially worse than in 1Q20 given the widespread social distancing measures and government restrictions currently in place. This has already become evident in our April 2020 global volumes, which declined by approximately 32%, primarily driven by the closure of the on-premise channel in most markets and government restrictions imposed on certain operations in connection with the COVID-19 pandemic.

Exercising Financial Discipline

Our commitment to financial discipline is unwavering, especially in the context of the current volatility. We are proactively managing those factors upon which we have impact and influence.

Efficient utilization of our resources remains a core competency. It is an important driver of our industry-leading profitability and positions us well to emerge stronger from this crisis. We have implemented several cost-saving initiatives, including the suspension or cancellation of any non-committed discretionary capital expenditures, a significant reduction of variable administrative expenses including a travel freeze and cancellation of all company events, a freeze on packaging renovations, reevaluation of all sales and marketing investments that may not prove effective in the current circumstances and the renegotiation of commercial contracts where possible, including sponsorships. In addition, our Senior Leadership Team has volunteered to reduce their base salary by 20% for the rest of the year.

On 14 April 2020, we announced a revision to our proposal to pay a final 2019 dividend of EUR 1.00 per share to a proposal to pay a final 2019 dividend of EUR 0.50 per share. We determined that this decision was prudent and in the best interests of the company, as it was consistent with our financial discipline, deleveraging commitments and other actions taken to navigate this environment.

We have also taken significant actions to maintain a strong liquidity position, which is critical during volatile times like these. We drew down our nine billion USD revolving credit facility (“RCF”) in full and have completed successful bond issuances of 4.5 billion EUR and 6.0 billion USD in April 2020. None of our bonds nor our RCF hold any financial covenants. Additionally, as previously announced on 19 July 2019, we agreed to sell our Australian subsidiary Carlton & United Breweries to Asahi Group Holdings Ltd. for 16 billion AUD, equivalent to approximately 11 billion USD. We expect the transaction to close as soon as possible in the second quarter of 2020.

Preparing for a Strong Recovery

The fundamental strengths of our company remain unchanged. We have a clear commercial strategy, diverse geographic footprint, the world’s most valuable portfolio of beer brands, industry-leading profitability and an incredibly deep talent pool. We have also laid the groundwork to capture growth from accelerating trends such as B2B sales and e-commerce.

Our culture is as resilient as ever, and our people are stepping up with the passion and commitment of true owners. We are privileged to lead the global beer category, a category that has existed for centuries through many crises and will continue to thrive long after the current crisis is behind us.

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BUSINESS REVIEW

United States

The continued implementation of our commercial strategy led to top-line growth of 1.9% in 1Q20. Revenue per hl grew by 3.0%, driven by the premiumization of our portfolio and our revenue management initiatives. We estimate that industry sales-to-retailers (“STRs”) grew by 0.3% in 1Q20, while our own STRs declined by 0.7% and our sales-to-wholesalers (“STWs”) were down 1.0%. EBITDA grew by 2.7% with margin expansion of 28 bps to 39.7%.

Our total market share declined by an estimated 50 bps in 1Q20, predominantly driven by mix due to the growth of hard seltzer within the flavored malt beverage (FMB) category where we currently under-index, though we are gaining market share in that segment led by the successful launch of Bud Light Seltzer. According to IRI, the hard seltzer segment grew by around 300% in the quarter, while our own portfolio of hard seltzers grew by nearly 600%. In beer (excluding FMBs), we estimate we lost approximately 30 bps of share, partially driven by the fact that we cycled the impact of shipment phasing ahead of a price increase in 2Q19.

Our portfolio delivered meaningful dollar growth for the industry in 1Q20, with Michelob Ultra, Bud Light Seltzer Variety Pack and Busch Light among the top 10 brands contributing to growth. Our above core portfolio outperformed the industry, gaining an estimated 95 bps of market share, led by the Michelob Ultra family, our innovations and our regional craft portfolio. The mainstream segment remained under pressure in 1Q20 as consumers traded up to higher price tiers, with our core, core light and value brands delivering an estimated 140 bps of market share loss. Within the mainstream segment, we estimate our portfolio lost approximately 50 bps of market share.

In response to the COVID-19 pandemic, “stay-at-home” orders and other social distancing measures were implemented beginning in mid-March 2020, at varying levels across states. As the industry came under pressure due to the closure of the on-premise channel and the cancellation of major sporting events, we were able to leverage the learnings from our global colleagues to quickly and efficiently adapt our operations to continue supplying the market and meeting consumer demand. We are focused on executing initiatives that will support the reopening of the on-premise channel while effectively servicing the off-premise channel. At the onset of the crisis, we observed an uplift in beer sales in the off-premise channel, disproportionately benefitting established brands and larger packs, though it is too early to determine if these trends demonstrate a longer-term shift in consumer behavior.

Mexico

Our business in Mexico delivered another strong quarter, as our performance in 1Q20 was not yet meaningfully impacted by restrictions pertaining to the COVID-19 pandemic. Revenues grew by low double-digits with a balanced contribution from volume and revenue per hl growth. Our volumes grew by mid-single digits, ahead of the industry. Revenue per hl grew by low single digits and ahead of inflation, driven by revenue management initiatives combined with a favorable brand mix. EBITDA grew by more than 20% with margin expansion of more than 500 bps, as the strong top-line performance was enhanced by supply chain efficiencies and ongoing cost discipline.

Our portfolio development supported our 1Q20 performance, as we saw growth across all segments. Our core portfolio delivered very good results, driven by both Corona and Victoria. Additionally, our above core and premium portfolio contributed meaningfully, led by the Modelo family and Michelob Ultra, which both grew by double-digits. We are enhancing our portfolio through a robust innovation pipeline, such as the recent launches of Modelo Trigo, Pacifico Suave and Vicky Chamoy.

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In early 2019, we signed a contract with OXXO, the largest c-store chain in Mexico, to begin selling our portfolio of beers in their 17 000+ stores in order to reach more consumers in more occasions. In line with our progressive entry plan, we successfully deployed our third wave of stores in January 2020 and are now present in more than 6 000 stores, with plans to continue expansion into additional stores through 2022.

While the first quarter was minimally impacted by the COVID-19 pandemic, the outbreak has been addressed with a nationwide lockdown implemented as of the first week of April. Many industries have been required to cease operations, including the beer industry. Our non-alcohol business currently remains operational while our breweries and beer distribution operations have been restricted by current government mandates. While the on-premise channel is effectively closed, the off-premise channel is permitted to continue selling beer from existing inventory, though most points of sale are facing stock-outs after the Easter holiday.

Colombia

Following a strong FY19 performance in Colombia, we entered this year with continued momentum. In the first two months, we delivered volume growth of high-single digits in both our beer and non-beer businesses. However, 1Q20 was significantly impacted by social distancing measures put in place in mid-March 2020 to address the COVID-19 pandemic. This led to a volume decline of mid-single digits, primarily driven by beer volume declines of mid-single digits, while our non-beer volumes delivered a flattish performance. Revenue declined by high single digits, with a low single digit decline in revenue per hl due to the expansion of our returnable glass bottle offerings as part of our smart affordability strategy. EBITDA declined by high single digits with margin contraction of nearly 90 bps, primarily due to the top-line decline and operational deleverage, partially offset by cost-saving initiatives.

We once again gained share of total alcohol in the quarter and continued expanding the premium segment. Our global brands grew by more than 20%, led by Corona. We also saw a successful expansion of the 1 liter returnable glass bottle for our core portfolio, enhancing smart affordability initiatives in relevant regions.

In mid-March 2020, the government imposed a national quarantine. The on-premise channel, which comprises slightly more than 50% of our volumes, was closed across the country, although sales are permitted for home delivery. We are actively working to support our on-premise partners during this time. We have created a digital platform to fulfill home deliveries, available to both the on-premise and off-premise channels, and we are enhancing our efforts to ensure product availability.

Brazil

This was a challenging quarter, as anticipated cost headwinds were further exacerbated by the COVID-19 pandemic in March 2020. Revenue decreased by 10.0% with a total volume decline of 9.3%. Beer volumes were down by 11.8% and non-beer volumes declined by 1.4%. According to Nielsen, the beer industry and the non-beer industry both declined by mid-single digits. Our volume performance this quarter was impacted by a soft industry and unfavorable mix shift as the premium segment, where we under-index, considerably outperformed the industry. Revenue per hl declined by 0.8%, mainly driven by category mix from the relative outperformance of our non-beer business which has a lower average revenue per hl than our beer business, as well as unfavorable geographic mix in our beer business. EBITDA declined by 26.0% with margin contraction of 724 bps to 33.5%. This was driven by the top-line result, higher CoS resulting from the devaluation of transactional currency and planned phasing of sales and marketing investments.

We are continuing to develop our portfolio in line with the category expansion framework to position ourselves for a recovery after COVID-19. While we currently under-index in the premium segment, we are taking a portfolio approach to most effectively address a variety of consumer needs and occasions. Our premium portfolio has a strong base with our global brands and regional craft brands, and we are working

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to enhance it further through initiatives such as the recent launch of Beck’s in the international premium pure malt space and our innovation in the core plus pure malt space, Brahma Duplo Malte. Bohemia grew by strong double-digits following its successful repositioning and the launch of a new visual brand identity. In the core segment, Skol Puro Malte continues to gain momentum, posting substantial growth in the quarter. Additionally, our regional crop brands have more than doubled since last year.

In March 2020, restrictive measures were implemented across Brazilian states in response to the COVID-19 pandemic, including the lockdown of the on-premise channel, which represents more than half of our volume. We are committed to staying close to our consumers and customers throughout this time by leveraging technology. We see an opportunity to grow the in-home consumption occasion, especially through our unique Direct-to-Consumer platform “Zé Delivery”. Through the platform, we connect our customers, bars, restaurants, consumers and drivers to enable cold beer delivery in less than 60 minutes.

South Africa

In 1Q20, volume and revenue grew by low-single digits, as a strong performance in the first two months of the year was partially offset by the impact of COVID-19 in March. Revenue per hl grew by low-single digits, benefiting from positive brand mix. Our EBITDA declined by low-teens with margin contraction of more than 700 bps as top-line growth was more than offset by higher CoS per hl, due to cost phasing and the growth of our premium brands, as well as investments behind on-premise programs and our premium brand portfolio.

Top-line growth was supported by continued share gains in the premium segment. Corona grew by triple-digits and our flavored malt beverages performed well once again, growing by double-digits. As the macroeconomic situation in the country remains challenging, we have seen success from our smart affordability strategies, led by our value brand Lion Lager, which grew by double-digits.

Restrictions on the sale of alcohol in all channels and social distancing measures were implemented in mid-March, with a complete shutdown beginning on 27 March 2020, significantly impacting our volumes. Our brewery and distribution operations have been severely restricted by current government mandates.

China

Revenue declined by 45.4% in 1Q20 as we faced a volume decline of 46.5% driven by the outbreak of COVID-19. Revenue per hl grew by 2.0%, supported by favorable brand mix as our super premium portfolio continued to outperform all other segments, partially offset by channel mix as the on-premise channel is recovering at a slower pace. Our EBITDA declined by 67.6% as a result of lower volumes, resulting in significant EBITDA margin contraction to 23.3%.

COVID-19 struck China in late January 2020, just before the start of the Chinese New Year celebrations, one of the largest consumption occasions of the year. Most provinces implemented significant lockdown measures to combat the virus, lasting from late January through at least the end of February 2020. During this period, we observed virtually no activity in the nightlife channel, very limited activity in the restaurant channel and a meaningful decline in the in-home channel. However, we saw a significant acceleration of the e-commerce channel, where we are the market leader. We grew volumes by strong double-digits in this channel in the quarter, growing our market share to approximately twice that of the next brewer. We have re-allocated our resources to take advantage of these trends, particularly in the in-home and e-commerce channels.

We created innovative platforms for our brands to engage with consumers in light of these new circumstances. In collaboration with Tmall, Budweiser launched an e-clubbing program where consumers can enjoy performances from local Electronic Dance Music DJs while simultaneously ordering Budweiser online. Harbin leveraged its connection to the e-sports passion point by partnering with key opinion leaders to host livestreaming events, during which consumers could make purchases in our store on JD.com.

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In March 2020, we observed a steady recovery in the in-home and restaurant channels, though the nightlife channel is recovering at a slower pace due to ongoing social distancing measures. By the end of March, almost all our wholesalers had resumed operations, though operating at lower demand levels in light of the current situation. The recovery rate has been consistently improving each week since the beginning of March. We have re-opened all our breweries in China. We are working closely with our customers to prepare for a strong summer campaign as consumers continue to resume socializing.

Highlights from our other markets

We grew revenue and volume by low-single digits in Canada this quarter, driven by market share gains in a beer industry that returned to growth as well as the strong growth of our industry-leading “beyond beer” portfolio. As government restrictions came into place in mid-March 2020, the on-premise channel was effectively shutdown. We have observed an uplift in the off-premise channel as consumers prepared to enjoy our products at home, though it is too early to determine the sustainability of this trend.

In Peru, our volumes and revenues declined by high teens in the quarter, driven by lockdown measures implemented across the country as of mid-March in response to COVID-19. Prior to the lockdown, we saw strong performances from our global brands and our innovations in the quarter, including the continued success of Golden, a smart affordability innovation we launched in 4Q19. Under the original government mandate, beer was not permitted to be produced, distributed or sold in any channel, though our non-alcohol business remained operational. At the end of April 2020, we received government clearance to resume distribution of existing products. In Ecuador, our performance was also significantly impacted by government measures in March to shutdown the on-premise channel across the country, as well as some local measures to shutdown full regions, which affected approximately half of our total volumes. In 1Q20, our volumes and revenues declined by double-digits. Prior to March, our volumes were growing by double-digits, driven by the strong performance of our brand portfolio across the price spectrum.

In Argentina, the consumer environment remains challenging, however we delivered high single digit volume growth in 1Q20, ahead of the industry and supported by a favorable comparable. Our above core portfolio performed well, led by consistently strong growth of our global brands Corona and Stella Artois as well as our local champion, Andes Origen, in the core plus segment. In response to the COVID-19 pandemic, a full national lockdown was implemented as of mid-March 2020. The on-premise channel is effectively shut and there are restrictions on hours of operation in the off-premise channel, which represents approximately 90% of our volume.

Within EMEA, Europe’s revenue declined by mid-single digits in 1Q20 with a low single-digit volume decline. Revenue per hl declined by low single digits as positive brand mix was more than offset by country and channel mix as a result of COVID-19 restrictive measures. We observed a full shut down of the on-premise channel throughout March 2020, which represents approximately 30% of our business in the region. We continued to gain market share across almost all our markets, supported by our global brands. Corona continued its strong momentum and grew by high single digits, while Budweiser grew by mid-single digits following successful launches last year in France and the Netherlands. In Africa excluding South Africa, we delivered high single digit volume growth in Nigeria. With respect to COVID-19, measures being taken in Nigeria vary state by state, though most major states have mandated a lockdown. We delivered volume growth in Mozambique, Zambia and Uganda, while volumes were lower in Tanzania. Measures taken to combat the COVID-19 pandemic vary by country, but implementation generally began in late March and early April to shutdown the on-premise channel in most markets. Our breweries mostly remain operational and we are servicing the market, primarily the off-premise channel, in compliance with government regulations.

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In South Korea, our revenue and volumes experienced a meaningful decline in 1Q20 driven by COVID-19 as well as a challenging comparable. South Korea faced a significant outbreak of the virus in late February, though businesses largely remained open across most of the country. Consumers actively practiced social distancing, which led to a meaningful decline in the on-premise channel in the quarter. However, since mid-March, we have observed a consistent improvement in consumer sentiment. In 1Q20, we estimate that we grew total market share quarter-over-quarter.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)

	1Q19		Organic
	Restated	1Q20	growth
Revenue	12 224	11 003	-5.8%
Cost of sales	-4 777	-4 573	0.0%
Gross profit	7 447	6 431	-9.5%
SG&A	-3 938	-3 721	0.9%
Other operating income/(expenses)	158	95	-34.5%
Normalized profit from operations (normalized EBIT)	3 668	2 805	-19.7%
Non-recurring items above EBIT	-45	-44
Net finance income/(cost)	-366	-3 160
Non-recurring net finance income/(cost)	1 122	-1 561
Share of results of associates	53	13
Income tax expense	-671	-318
Profit from continuing operations	3 761	-2 266
Discontinued operations results	121	125
Profit	3 882	-2 141
Profit attributable to non-controlling interest	311	109
Profit attributable to equity holders of AB InBev	3 571	-2 250
Normalized EBITDA	4 801	3 949	-13.7%
Normalized profit attributable to equity holders of AB InBev	2 395	-845

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	1Q19
	Restated	1Q20
Restructuring	-28	-22
Acquisition costs / Business combinations	-7	-2
Business and asset disposal (including impairment losses)	-10	-8
COVID-19 costs	—	-12

Impact on profit from operations	-45	-44

Normalized profit from operations excludes negative non-recurring items of 44 million USD in 1Q20, partially related to costs associated with COVID-19 of 12 million USD incurred in 1Q20. These costs are mainly related to personal protection equipment for our colleagues and charitable donations.

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Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)

	1Q19 Restated	1Q20
Net interest expense	-973	-894
Net interest on net defined benefit liabilities	-25	-21
Accretion expense	-143	-159
Mark-to-market	951	-1 855
Other financial results	-176	-231

Net finance income/(cost)	-366	-3 160

Net finance cost was negatively impacted by the mark-to-market losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge

	1Q19	1Q20
Share price at the start of the period (Euro)	57.70	72.71
Share price at the end of the period (Euro)	74.76	40.47
Number of equity derivative instruments at the end of the period (millions)	46.9	54.0

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)

	1Q19 Restated	1Q20
Mark-to-market (Grupo Modelo deferred share instrument)	468	-791
Other mark-to-market	455	-770
Early termination fee of Bonds and Other	199	—

Non-recurring net finance income/(cost)	1 122	-1 561

Non-recurring net finance costs includes mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments

	1Q19	1Q20
Share price at the start of the period (Euro)	57.70	72.71
Share price at the end of the period (Euro)	74.76	40.47
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5

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Income tax expense

Figure 9. Income tax expense (million USD)

	1Q19 Restated	1Q20
Income tax expense	671	318
Effective tax rate	15.3%	-16.2%
Normalized effective tax rate	19.6%	-109.3%
Normalized effective tax rate before MTM	27.5%	25.9%

The decrease in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by lower profit and country mix.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)

	1Q19 Restated	1Q20
Profit attributable to equity holders of AB InBev	3 571	-2 250
Non-recurring items, before taxes	45	44
Non-recurring finance (income)/cost, before taxes	-1 122	1 561
Non-recurring taxes	24	-70
Non-recurring non-controlling interest	-2	-5
Profit from discontinued operations	-121	-125

Normalized profit attributable to equity holders of AB InBev	2 395	-845
Underlying profit attributable to equity holders of AB InBev	1 449	1 015

Basic, Normalized and Underlying EPS

Figure 11. Earnings per share (USD)

	1Q19 Restated	1Q20
Basic earnings per share	1.80	-1.13
Non-recurring items, before taxes	0.02	0.02
Non-recurring finance (income)/cost, before taxes	-0.57	0.78
Non-recurring taxes	0.01	-0.04
Non-recurring non-controlling interest	—	—
Profit from discontinued operations	-0.06	-0.06

Normalized earnings per share	1.21	-0.42
Underlying earnings per share	0.73	0.51

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Figure 12. Key components - Normalized Earnings per share in USD

	1Q19 Restated	1Q20
Normalized EBIT before hyperinflation	1.87	1.42
Hyperinflation impacts in normalized EBIT	-0.02	-0.01

Normalized EBIT	1.85	1.41
Mark-to-market (share-based payment programs)	0.48	-0.93
Net finance cost	-0.67	-0.66
Income tax expense	-0.33	-0.20
Associates & non-controlling interest	-0.13	-0.05

Normalized EPS	1.21	-0.42
Mark-to-market (share-based payment programs)	-0.48	0.93
Hyperinflation impacts in EPS	—	—

Normalized EPS before MTM and hyperinflation	0.73	0.51

Adoption of hyperinflation accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release.

The impact of hyperinflation accounting in 1Q19 and 1Q20 on our Revenue and Normalized EBITDA is shown in figure 13.

Figure 13. Impact of hyperinflation

Revenue	1Q19	1Q20
Indexation(1)	14	7
Currency(2)	-51	-36

Total impact	-37	-29

Normalized EBITDA	1Q19	1Q20
Indexation(1)	4	—
Currency(2)	-28	-9

Total impact	-24	-9
USDARS average rate	37.9660	60.6887
USDARS closing rate	43.3528	64.4683

(1)	Indexation calculated at closing rate
(2)

Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In 1Q20 we reported 15 million USD monetary adjustment in the finance line, resulting in a negative impact on the profit attributable to equity holders of AB InBev of 4 million USD. There was no impact on normalized EPS.

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Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	1Q19 Restated	1Q20
Profit attributable to equity holders of AB InBev	3 571	-2 250
Non-controlling interests	311	109
Profit	3 882	-2 141
Discontinued operations results	-121	-125
Profit from continuing operations	3 761	-2 266
Income tax expense	671	318
Share of result of associates	-53	-13
Net finance (income)/cost	366	3 160
Non-recurring net finance (income)/cost	-1 122	1 561
Non-recurring items above EBIT (incl. non-recurring impairment)	45	44
Normalized EBIT	3 668	2 805
Depreciation, amortization and impairment	1 134	1 144
Normalized EBITDA	4 801	3 949

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance (income)/cost; (vi) non-recurring net finance (income)/cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

RECENT EVENTS

Withdrawal of 2020 Outlook in its entirety

On 27 February 2020, in connection with our fourth quarter and full year 2019 results, we announced a 2020 Outlook. That 2020 Outlook reflected our assessment at that time. Since 27 February 2020, the scale and magnitude of COVID-19 has increased significantly, resulting in restrictions imposed on many customers, as well as other limitations and social distancing measures in many countries in mid-March 2020. Given the uncertainty, volatility and fast-moving developments of the pandemic in the markets in which we operate, on 24 March 2020 we withdrew that 2020 Outlook in its entirety because of the impact of COVID-19.

Bond issuances

We raised approximately 11 billion USD through two investment grade bond issuances to further strengthen our liquidity position in the context of current volatility.

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On 30 March 2020, we priced 4.5 billion EUR aggregate principal amount of bonds (collectively, the “Notes”) via our Euro Medium Term Note program. The proceeds of this issuance were used for General Corporate Purposes. Details of the issuance are as follows:

Notes Offering

Title of Series of Notes	Aggregate Principal Amount Sold	Maturity Date	Coupon
Fixed Rate Notes due 2027	€1,000,000,000	December 02, 2027	2.13%
Fixed Rate Notes due 2032	€1,750,000,000	April 02, 2032	2.88%
Fixed Rate Notes due 2040	€1,750,000,000	April 02, 2040	3.70%

On 1 April 2020, we priced 6 billion USD aggregate principal amount of bonds. The proceeds of this issuance were used for General Corporate Purposes. Details are as follows:

Notes Offering

Title of Series of Notes	Aggregate Principal Amount Sold	Maturity Date	Coupon
Fixed Rate Notes due 2030	$1,750,000,000	June 01, 2030	3.50%
Fixed Rate Notes due 2040	$1,000,000,000	June 01, 2040	4.35%
Fixed Rate Notes due 2050	$2,250,000,000	June 01, 2050	4.50%
Fixed Rate Notes due 2060	$1,000,000,000	June 01, 2060	4.60%

Update on the sale of Carlton & United Breweries to Asahi Group Holdings, Ltd.

On 19 July 2019, we announced that we had agreed to sell our Australian subsidiary to Asahi Group Holdings Ltd. for 16 billion AUD, equivalent to approximately 11 billion USD.

On 1 April 2020, the Australian Competition and Consumer Commission granted its clearance of the proposed divestiture, a key step toward completing the transaction. We expect the transaction to close as soon as possible in the second quarter of 2020.

Revision of Dividend Proposal and Rescheduling of our Annual Shareholders’ Meeting

On 14 April 2020, we announced that we were revising our proposal to pay a final 2019 dividend of EUR 1.00 per share to a proposal to pay a final 2019 dividend of EUR 0.50 per share and rescheduling the ordinary and extraordinary shareholders’ meeting that was to be held on 29 April 2020 to 3 June 2020, in accordance with the Belgian royal decree n°4 of 9 April 2020. All documents pertaining to the rescheduled ordinary and extraordinary shareholders’ meeting, including the convening notice, are available on our website at https://www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.html.

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COVID-19 RISK FACTORS

The following risk factors are provided to supplement the risk factors previously disclosed in periodic reports, including our 2019 Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2020.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

•

We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•

Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. If the COVID-19 pandemic intensifies and expands geographically or in duration, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

•

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products.

•

The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

•

Compliance with governmental measures imposed in response to the COVID-19 pandemic has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

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NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. This presentation is referred to as “1Q19 Restated”. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 21 countries.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

1Q20 EPS is based upon a weighted average of 1 990 million shares compared to a weighted average of 1 979 million shares for 1Q19.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 24 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The first quarter 2020 (1Q20) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2020, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2020 (except for the volume information).

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CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Thursday, May 7, 2020:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev 1Q20 Webcast

Conference call (with interactive Q&A):

AB InBev 1Q20 Conference Call (with Interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariya.glukhova@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	+1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: Fallon.Buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

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Annex 1

AB InBev Worldwide	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	131 715	264	—	-12 297	119 683	-9.3%
of which AB InBev own beer	115 383	231	—	-12 178	103 435	-10.5%
Revenue	12 224	17	-532	-706	11 003	-5.8%
Cost of sales	-4 777	-31	236	—	-4 573	0.0%
Gross profit	7 447	-15	-296	-706	6 431	-9.5%
SG&A	-3 938	8	172	36	-3 721	0.9%
Other operating income/(expenses)	158	-1	-8	-54	95	-34.5%
Normalized EBIT	3 668	-7	-132	-724	2 805	-19.7%
Normalized EBITDA	4 801	-6	-188	-659	3 949	-13.7%
Normalized EBITDA margin	39.3%				35.9%	-331 bps

North America	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	24 522	43	—	-183	24 383	-0.7%
Revenue	3 478	6	1	72	3 557	2.1%
Cost of sales	-1 326	-4	—	-24	-1 355	-1.8%
Gross profit	2 152	1	1	47	2 202	2.2%
SG&A	-1 011	-9	-1	-12	-1 033	-1.2%
Other operating income/(expenses)	13	—	—	-19	-7	-153.0%
Normalized EBIT	1 154	-8	1	16	1 163	1.4%
Normalized EBITDA	1 347	-7	1	29	1 370	2.1%
Normalized EBITDA margin	38.7%				38.5%	3 bps

Middle Americas	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	30 513	235	—	-812	29 937	-2.6%
Revenue	2 711	5	-39	-96	2 582	-3.5%
Cost of sales	-824	-6	13	-5	-822	-0.7%
Gross profit	1 887	—	-25	-101	1 760	-5.4%
SG&A	-747	3	9	34	-700	4.6%
Other operating income/(expenses)	7	-2	—	-2	3	-44.9%
Normalized EBIT	1 148	—	-16	-69	1 063	-6.0%
Normalized EBITDA	1 366	—	-19	-37	1 310	-2.7%
Normalized EBITDA margin	50.4%				50.7%	41 bps

South America	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	36 268	—	—	-2 008	34 260	-5.5%
Revenue	2 618	—	-392	-41	2 185	-1.6%
Cost of sales	-1 039	—	173	-101	-967	-9.8%
Gross profit	1 579	—	-219	-142	1 218	-9.0%
SG&A	-734	—	121	-80	-693	-10.9%
Other operating income/(expenses)	61	—	-6	-17	38	-27.8%
Normalized EBIT	907	—	-104	-239	563	-26.4%
Normalized EBITDA	1 137	—	-142	-215	780	-18.9%
Normalized EBITDA margin	43.4%				35.7%	-765 bps

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EMEA	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	18 147	-42	—	-18	18 087	-0.1%
Revenue	1 672	-3	-65	-27	1 577	-1.6%
Cost of sales	-727	2	30	-72	-767	-9.9%
Gross profit	945	-1	-35	-99	811	-10.5%
SG&A	-648	1	25	1	-622	0.1%
Other operating income/(expenses)	42	—	-2	3	44	6.3%
Normalized EBIT	340	—	-12	-96	233	-28.1%
Normalized EBITDA	569	—	-21	-85	463	-14.9%
Normalized EBITDA margin	34.0%				29.3%	-461 bps

Asia Pacific	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	22 104	28	—	-9 351	12 781	-42.3%
Revenue	1 610	8	-34	-629	956	-38.8%
Cost of sales	-740	-2	17	213	-513	28.7%
Gross profit	870	7	-17	-416	444	-47.5%
SG&A	-493	2	14	60	-417	12.3%
Other operating income/(expenses)	27	—	—	-10	16	-36.6%
Normalized EBIT	404	8	-4	-366	43	-88.2%
Normalized EBITDA	590	8	-8	-391	199	-65.1%
Normalized EBITDA margin	36.7%				20.8%	-1591 bps

Global Export and Holding Companies	1Q19 Restated	Scope	Currency Translation	Organic Growth	1Q20	Organic Growth
Total volumes (thousand hls)	161	—	—	75	236	46.8%
Revenue	135	—	-4	14	146	10.7%
Cost of sales	-122	-21	3	-9	-150	-6.7%
Gross profit	13	-21	-1	5	-4	89.8%
SG&A	-306	12	4	33	-256	11.5%
Other operating income/(expenses)	8	1	—	-9	—	-97.4%
Normalized EBIT	-284	-8	3	29	-260	10.4%
Normalized EBITDA	-208	-7	2	40	-173	19.5%

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